SYMMETRICOM, INC.
                          FINANCIAL HIGHLIGHTS
                (In thousands, except per share amounts)

                                              Year ended June 30,
                                          1995         1994        1993
                                       _______      _______     _______


Net sales:
  Telecom Solutions                   $ 62,814      $59,215     $57,031
  Linfinity Microelectronics            40,294       39,170      30,882
                                      ________      _______     _______
    Total                              103,108       98,385      87,913

Operating income                        10,868        8,331       7,940
Earnings before income taxes            11,599        8,125       7,724
Net earnings                            10,346        6,551       6,001

Net earnings per common and common
 equivalent share                          .66          .43         .40

Cash and cash equivalents, and
 short-term investments                 33,205       21,250      18,232
Working capital                         50,739       38,503      29,348
Total assets                            85,326       69,054      58,954
Shareholders' equity                    60,125       46,786      38,102




                           SYMMETRICOM, INC.
                      CONSOLIDATED BALANCE SHEETS
                             (In thousands)


                                                            June 30,
                                                        1995       1994
                                                     _______    _______

ASSETS

Current assets:
  Cash and cash equivalents                          $19,354    $21,250
  Short-term investments                              13,851
  Accounts receivable, net of allowance for
   doubtful accounts of $339 and $242                 11,845     12,277
  Inventories                                         17,855     15,811
  Other current assets                                 3,715      2,405
                                                     _______    _______
    Total current assets                              66,620     51,743

Property, plant and equipment, net                    16,978     14,930
Other assets, net                                      1,728      2,381
                                                     _______    _______
                                                     $85,326    $69,054
                                                     =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                   $ 4,308    $ 4,224
  Accrued liabilities                                 11,521      8,969
  Current maturities of long-term debt                    52         47
                                                     _______    _______
    Total current liabilities                         15,881     13,240

Long-term debt, less current maturities                5,766      5,818
Deferred rent                                            231        430
Deferred income taxes                                  3,323      2,780

Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value:
    Authorized - 500 shares
    Issued - none
  Common stock, no par value:
    Authorized - 32,000 shares
    Issued and outstanding - 15,097
     and 14,071 shares                                19,062     16,069
  Retained earnings                                   41,063     30,717
                                                     _______    _______
    Total shareholders' equity                        60,125     46,786
                                                     _______    _______
                                                     $85,326    $69,054
                                                     =======    =======

The accompanying notes are an integral part of these consolidated financial statements.



                            SYMMETRICOM, INC.
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except per share amounts)

                                                Year ended June 30,
                                             1995       1994       1993
                                         ________    _______    _______


Net sales                                $103,108    $98,385    $87,913
Cost of sales                              56,047     57,165     52,984
                                         ________    _______    _______
     Gross profit                          47,061     41,220     34,929
Operating expenses:
  Research and development                 13,407     11,454      8,355
  Selling, general and
   administrative                          22,786     21,435     18,634
                                         ________    _______    _______
     Operating income                      10,868      8,331      7,940
Interest income                             1,341        397        392
Interest expense                             (610)      (603)      (608)
                                         ________    _______    _______
     Earnings before income taxes          11,599      8,125      7,724
Income taxes                                1,253      1,574      1,723
                                         ________    _______    _______
     Net earnings                        $ 10,346    $ 6,551    $ 6,001
                                         ========    =======    =======

Net earnings per common and common
 equivalent share                         $   .66    $   .43    $   .40
                                          =======    =======    =======

Weighted average common and common
 equivalent shares outstanding             15,714     15,370     15,036
                                          =======    =======    =======


The accompanying notes are an integral part of these consolidated financial statements.



                                SYMMETRICOM, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                                  Total
                                                                 Share-
                                  Common Stock     Retained      holders'
                                Shares   Amount    Earnings      Equity
                                ______  _______     _______      _______


Balances at June 30, 1992       12,869  $12,020     $18,165      $30,185
  Issuance of common stock:
    Stock option exercises, net
     of shares tendered upon
     exercise                      859    1,916                    1,916
  Net earnings                                        6,001        6,001
                                ______  _______     _______      _______
Balances at June 30, 1993       13,728   13,936      24,166       38,102
  Issuance of common stock:
    Stock option exercises         343      977                      977
    Tax benefits from stock
     option plans                         1,156                    1,156
  Net earnings                                        6,551        6,551
                                ______  _______     _______      _______
Balances at June 30, 1994       14,071   16,069      30,717       46,786
  Issuance of common stock:
    Stock option exercises, net
     of shares tendered upon
     exercise                      910    1,611                    1,611
    Employee stock purchase plan    18      188                      188
    Net exercise of warrant         98
    Tax benefits from stock
     option plans                         1,194                    1,194
  Net earnings                                       10,346       10,346
                                ______  _______     _______      _______
  Balances at June 30, 1995     15,097  $19,062     $41,063      $60,125
                                ======  =======     =======      =======


The accompanying notes are an integral part of these consolidated financial statements.



                        SYMMETRICOM, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In thousands)


                                         Year ended June 30,
                                           1995        1994        1993
                                       ________     _______     _______
Cash flows from operating activities:
  Cash received from customers         $103,800     $97,514     $85,433
  Cash paid to suppliers and employees  (86,910)    (87,805)    (73,446)
  Interest received                       1,303         407         359
  Interest paid                            (610)       (603)       (608)
  Income taxes paid                        (725)     (1,273)       (896)
                                       ________     _______     _______
    Net cash provided by operating
    activities                           16,858       8,240      10,842
                                       ________     _______     _______

Cash flows from investing activities:
  Purchases of short-term investments   (16,754)
  Maturities of short-term investments    2,903
  Capital expenditures, net              (6,629)     (3,606)     (4,573)
  Acquisition of other assets               (26)       (539)        (61)
  Purchase of Navstar                                (2,012)
                                       ________     _______     _______
    Net cash used for investing
    activities                          (20,506)     (6,157)     (4,634)
                                       ________     _______     _______

Cash flows from financing activities:
  Repayment of long-term debt               (47)        (42)        (38)
  Proceeds from issuance of common stock  1,799         977       1,916
                                       ________     _______     _______
    Net cash provided by financing
     activities                           1,752         935       1,878
                                       ________     _______     _______
    Net increase (decrease) in cash and
     cash equivalents                    (1,896)      3,018       8,086
    Cash and cash equivalents at
     beginning of year                   21,250      18,232      10,146
                                       ________     _______     _______
    Cash and cash equivalents at end
     of year                           $ 19,354     $21,250     $18,232
                                       ========     =======     =======


Reconciliation of net earnings to
 net cash provided by operating
 activities:
  Net earnings                         $ 10,346     $ 6,551     $ 6,001
  Adjustments (net of effects of 1994
   Navstar purchase):
    Depreciation and amortization         5,260       5,789       4,945
    Net deferred income taxes              (712)       (656)        674
    (Increase) decrease in accounts
     receivable                             432      (1,060)     (2,516)
    Increase in inventories              (2,044)     (2,430)       (515)
    (Increase) decrease in other
     current assets                         (55)       (194)         83
    Increase (decrease) in accounts
     payable                                 84         275        (323)
    Increase in accrued liabilities       3,746         139       2,634
    Decrease in deferred rent              (199)       (174)       (141)
                                       ________     _______     _______
    Net cash provided by operating
    activities                         $ 16,858     $ 8,240     $10,842
                                       ========     =======     =======


The accompanying notes are an integral part of these consolidated financial statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note A  Summary of Significant Accounting Policies

Business. SymmetriCom, Inc. (the Company) conducts its business through two separate operations, Telecom Solutions and Linfinity Microelectronics Inc. (Linfinity). Each operates in a different industry segment.
Telecom Solutions principally designs, manufactures and markets telecommunications equipment. Linfinity designs, manufactures and markets linear and mixed signal integrated circuits.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal Period. The Company's fiscal year ends on the Sunday closest to June 30. For presentation purposes, however, each fiscal year is presented as if it ended on June 30. All references to years refer to the Company's fiscal years. Fiscal years 1995 and 1993 consisted of 52 weeks and fiscal year 1994 consisted of 53 weeks.

Cash Equivalents. The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments. Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires the Company to classify debt and equity securities with readily determinable market values as held-to-maturity, available-for-sale or trading. Adoption of SFAS No. 115 did not have a significant effect on the Company's financial position or results of operations. Short-term investments, consisting of corporate debt securities which mature through November 1995, are reported at fair value which approximates amortized cost and are classified as available-for-sale. Unrealized gains and losses, if significant, are excluded from earnings and included as a component of shareholders' equity. The cost of securities sold is based on the specific identification method.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets (three to thirty years) or the lease term if shorter.

Intangible Assets. Intangible assets, primarily purchased technology, are included in other assets and amortized over five years.

Revenue Recognition. Sales are recognized upon shipment. Provisions are made for warranty costs, sales returns and price protection.

Foreign Currency Translation. Foreign currency translation gains and losses and the effect of foreign currency exchange rate fluctuations have not been significant.

Concentrations of Credit Risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. The Company places its investments with high-credit-quality corporations and financial institutions. Accounts receivable are derived primarily from sales to telecommunications service providers and to original equipment manufacturers. Management believes that its credit evaluation, approval and monitoring processes substantially mitigate potential credit risks.

Net Earnings Per Common and Common Equivalent Share. Net earnings per common and common equivalent share is computed using the weighted average number of common shares outstanding and dilutive stock options, using the treasury stock method.

Reclassifications. Certain 1994 and 1993 balances have been reclassified to conform to the 1995 presentation.

Note B  Acquisition

    In August 1993, the Company acquired, in a purchase transaction, substantially all the assets of Navstar Limited, a U.K. company, and its U.S. affiliate (collectively "Navstar") for $2,012,000 in cash and the assumption of $1,035,000 in liabilities. The fair value of assets acquired included purchased technology of $1,756,000, tangible assets of $1,071,000 and goodwill of $220,000. Navstar designs, manufactures and markets Global Positioning System receivers.

Note C  Linfinity Microelectronics Inc.

    In July 1993, substantially all of the assets and liabilities of the Company's Semiconductor Group were transferred to Linfinity, a newly-formed subsidiary, in exchange for 6,000,000 shares of Linfinity Series A preferred stock and 2,000,000 shares of Linfinity common stock. No other Linfinity capital stock has been issued except for shares issued under Linfinity's employee stock option plan. Each Series A preferred share is convertible into one share of common stock. Linfinity has reserved 2,000,000 shares of common stock for issuance under its employee stock option plan. Options have been granted at fair market value at the date of grant as determined by Linfinity's Board of Directors based upon independent appraisal; accordingly, no compensation expense has been recorded. Outstanding stock options vest 25% per year from date of grant and expire no later than ten years from date of grant. At June 30, 1995, options to purchase 1,784,000 shares of Linfinity's common stock had been granted and were outstanding at exercise prices of $.50 to $2.65 per share, options to purchase 2,000 shares had been exercised at prices of $.50 to $.80 per share, 214,000 shares were available for grant and options to purchase 487,000 shares were exercisable at prices of $.50 to $.80 per share.



Note D  Balance Sheet Information

                                                             June 30,
                                                          1995      1994
                                                       _______   _______
                                                         (In thousands)
Inventories:
Raw materials                                          $ 5,433   $ 7,677
Work-in-process                                          6,910     5,110
Finished goods                                           5,512     3,024
                                                       _______   _______
                                                       $17,855   $15,811
                                                       =======   =======

Property, Plant and Equipment, net:
Land                                                   $ 1,247   $ 1,247
Buildings and improvements                               8,666     7,991
Machinery and equipment                                 30,369    26,452
Leasehold improvements                                   2,173     2,268
                                                       _______   _______
                                                        42,455    37,958
Accumulated depreciation and amortization              (25,477)  (23,028)
                                                       _______   _______
                                                       $16,978   $14,930
                                                       =======   =======

Accrued Liabilities:
Employee compensation and benefits                     $ 5,954   $ 3,769
Accrued warranty expense                                 2,520     2,071
Other                                                    3,047     3,129
                                                       _______   _______
                                                       $11,521   $ 8,969
                                                       =======   =======

Note E  Borrowing Arrangements

    The Company has a $7,000,000 unsecured bank line of credit which expires in December 1996 and bears interest at the bank's prime rate, 9% at June 30, 1995. The line of credit agreement requires that the Company maintain certain financial ratios and prohibits an operating loss in two consecutive quarters. At June 30, 1995, the Company had available credit of $7,000,000.

    Long-term debt consists of a 10.25% note, payable in monthly installments of approximately $54,000, including interest, until November 1997 when the balance of the principal is due. The note is collateralized by land, building and related personal property. At June 30, 1995, maturities of long-term debt were $52,000 in 1996, $57,000 in 1997 and $5,709,000 in 1998.


Note F  Income Taxes

Income tax expense consists of:
                                                   Year ended June 30,
                                                1995      1994      1993
                                             _______   _______   _______
                                                    (In thousands)

Current:
  Federal                                    $ 1,341   $ 1,366   $   183
  State                                          159       778       151
  Puerto Rico                                    466        86       715
                                             _______   _______   _______
                                               1,966     2,230     1,049
                                             _______   _______   _______
Deferred:
  Federal                                       (532)   (1,144)     (767)
  State                                         (373)      104       370
  Puerto Rico                                    192       384     1,071
                                             _______   _______   _______
                                                (713)     (656)      674
                                             _______   _______   _______
                                             $ 1,253   $ 1,574   $ 1,723
                                             =======   =======   =======

    Deferred income tax expense (benefit) is recorded when income and expenses are recognized in different periods for financial reporting and tax purposes. The significant components of deferred income tax expense (benefit) are as follows:

                                                   Year ended June 30,
                                                1995      1994      1993
                                             _______   _______   _______
                                                    (In thousands)

Net operating loss and credit carryforwards  $  (813)  $   642   $   421
Reserves and accruals                            631      (548)     (815)
Depreciation and amortization                   (263)     (639)     (678)
Deferred taxes on Puerto Rico earnings           204     1,339     1,441
Change in valuation allowance                   (472)   (1,450)    1,072
Reduction of taxes provided in prior years                          (767)
                                             _______   _______   _______
                                             $  (713)  $  (656)  $   674
                                             =======   =======   =======



    The Company's effective income tax rate differs from the federal statutory income tax rate as follows:

                                                   Year ended June 30,
                                                1995      1994      1993
                                             _______   _______   _______

  Federal statutory income tax rate            35.0%     35.0%     34.0%
  Change in valuation allowance               (17.6)    (17.8)     (9.5)
  Federal tax benefit of Puerto Rico
   operations                                 (12.9)     (8.9)    (20.0)
  Puerto Rico taxes                             5.7       5.8      23.1
  Research and development tax credit          (2.6)     (1.6)     (1.0)
  State income taxes, net of federal benefit    1.2       5.9       4.5
  Reduction of taxes provided in prior years                       (9.9)
  Other                                         2.0       1.0       1.1
                                             _______   _______   _______
  Effective income tax rate                    10.8%     19.4%     22.3%
                                             =======   =======   =======

    During 1993, the Company reduced previously provided federal taxes by $767,000 as a result of the resolution of all outstanding Internal Revenue Service examinations. Also in 1993, the Company's tax provision included a non-recurring charge of approximately $980,000 for prior years unremitted Puerto Rico earnings.

    The principal components of the Company's deferred tax assets and liabilities are as follows:

                                                            June 30,
                                                         1995      1994
                                                      _______   _______
                                                        (In thousands)

Deferred tax assets:
  Net operating loss and credit carryforwards         $ 5,404   $ 4,591
  Reserves and accruals                                 2,724     3,355
                                                      _______   _______
                                                        8,128     7,946
  Valuation allowance                                  (4,308)   (4,780)
                                                      _______   _______
                                                        3,820     3,166
                                                      _______   _______

Deferred tax liabilities:
  Depreciation and amortization                           908     1,171
  Unremitted Puerto Rico earnings                       2,984     2,780
                                                      _______   _______
                                                        3,892     3,951
                                                      _______   _______

Net deferred tax liability                            $    72   $   785
                                                      =======   =======



    Based on the Company's assessment of future realizability of deferred tax assets, a valuation allowance has been provided due to the uncertainty of the realization of certain temporary differences and tax credit carryforwards. Additionally, at June 30, 1995, approximately $3,950,000 of the valuation allowance was attributable to the potential tax benefit of stock option transactions, which will be credited directly to common stock when realized.

    At June 30, 1995, for federal income tax purposes, the Company had net operating loss carryforwards of approximately $3,500,000 which expire in the years 2003 through 2010, research and development and investment tax credit carryforwards of approximately $2,900,000 which expire in the years 1999 through 2010 and alternative minimum tax credit carryforwards of approximately $800,000 which have no expiration date. Additionally, for state income tax purposes, the Company had research and development tax credit carryforwards of approximately $500,000 which have no expiration date.

    The Company operates a subsidiary in Puerto Rico under a grant providing for partial exemption from Puerto Rico taxes through the year 2008. During 1993, the Company elected to have this subsidiary taxed under Section 936 of the U.S. Internal Revenue Code which exempts qualified Puerto Rico source earnings from federal income taxes.
The Omnibus Budget Reconciliation Act of 1993 included changes which limit the amount of income that is exempt from federal income tax.
Since enactment, there has been no effect on the Company resulting from this Act. However, future earnings of the Puerto Rico operation may receive less favorable tax treatment. Appropriate taxes have been provided on this subsidiary's earnings which are intended to be remitted to the parent company. At June 30, 1995, total unremitted earnings and the related tax liability of this subsidiary were approximately $24,000,000 and $2,984,000, respectively.

Note G  Commitments

    The Company leases certain facilities and equipment under operating lease agreements which expire at various dates through September 2000. Rental expense charged to operations was $1,554,000 in 1995, $1,859,000 in 1994 and $2,015,000 in 1993. Future minimum payments due under noncancelable leases at June 30, 1995, were $1,555,000 in 1996, $1,261,000 in 1997, $307,000 in 1998, $193,000 in 1999, $60,000 in 2000,
and $12,000 thereafter.

Note H  Contingencies

    In January 1994, a complaint was filed in the United States District Court for the Northern District of California against the Company and three of its officers, by one of the Company's shareholders. The plaintiff requests that the court certify him as representative of a class of persons who purchased shares of the Company's common stock during a specified period in 1993. The complaint alleges that false and misleading statements made during that period artificially inflated the price of the Company's common stock in violation of federal securities laws. There is no specific amount of damages requested in the complaint. Limited discovery has occurred and no trial date has been set. The Company and its officers believe that the complaint is entirely without merit, and intend to vigorously defend against the action. The Company is also a party to certain other claims which are normal in the course of its operations. While the results of such claims cannot be predicted with certainty, management, after consultation with counsel, believes that the final outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Note I  Related Party Transactions

     During 1995 and 1994, the Company paid $36,000 in each year for marketing research to a firm whose Managing Director is a director of the Company. During 1995, certain executive officers exercised stock options in exchange for notes of $43,000. These notes bear interest at approximately 6% per annum, payable annually. The notes are collateralized by the stock issued upon exercise of the stock options and are due in July 1997. The notes are offset against common stock.

    During 1993, the Company made a $95,000 unsecured loan to an executive officer. The loan bears interest at approximately 5% per annum, payable quarterly. The loan is due and payable in April 1998. At June 30, 1995, the loan balance outstanding was $23,000.

Note J  Employee Benefit Plans

    The Company's U.S. and Puerto Rico employees are eligible to participate in the Company's 401(k) plans. The Company's discretionary contributions vest immediately and were $101,000, $89,000 and $63,000 in 1995, 1994 and 1993, respectively.

Note K  Shareholders' Equity

Stock Options. The Company has an employee stock option plan under which employees and consultants may be granted non-qualified and incentive options to purchase shares of the Company's authorized but unissued common stock. Stock appreciation rights may also be granted under this plan, however, none have been granted. In addition, the Company has a director stock option plan under which non-employee directors are granted options each January to purchase 10,000 shares of the Company's authorized but unissued common stock. In July 1995, the Company's Board of Directors amended its stock option plans, subject to shareholder approval; the number of shares reserved for issuance was increased by 650,000 shares, and beginning in July 1996 and annually thereafter, the number of shares reserved for issuance under the employee stock option plan will increase by an amount equal to 3% of the Company's outstanding shares. All options have been granted at the fair market value of the Company's common stock on the date of grant.
Options expire no later than ten years from the date of grant and are generally exercisable in annual installments of 25%, 25% and 50% at the end of each of the first three years following the date of grant. In July 1994, the Company exchanged options for certain employees, other than executive officers, to purchase 235,000 shares of the Company's common stock with exercise prices greater than $8.9375 per share for new options with an exercise price of $8.9375. These options began re-vesting in July 1994. Stock option activity for the three years ended June 30, 1995, is as follows:

                                  Shares         Options Outstanding
                                Available       Number         Price
                                For Grant     of Shares      Per Share
                                _________     _________   ______________
                                (In thousands, except per share amounts)

Balances at June 30, 1992           194         2,864     $1.50 to  5.69
  Authorized                      1,000
  Granted                          (316)          316      4.88 to 13.00
  Exercised                                      (867)     1.50 to  5.69
  Canceled                           58           (58)     1.50 to 10.13
  Canceled under closed plans                     (24)     1.63 to  3.63
                                  _____         _____
Balances at June 30, 1993           936         2,231      1.50 to 13.00
  Granted                          (489)          489      7.63 to 17.75
  Exercised                                      (343)     1.50 to  7.50
  Canceled                           92           (92)     2.50 to 17.75
                                  _____         _____
Balances at June 30, 1994           539         2,285      1.63 to 17.75
  Granted                          (591)          591      8.94 to 16.75
  Exercised                                      (967)     1.63 to 13.00
  Canceled                          332          (332)     3.13 to 17.75
                                  _____         _____
Balance at June 30, 1995            280         1,577     $1.63 to 17.75
                                  =====         =====     ==============

Exercisable at June 30, 1995                      751     $1.63 to 17.75
                                                =====     ==============

Employee Stock Purchase Plan. The Company has an employee stock purchase plan under which eligible employees may authorize payroll deductions of up to 10% of their compensation to purchase shares of the Company's common stock at 85% of the fair market value at certain specified dates. At June 30, 1995, 432,000 shares of common stock were reserved for issuance under this plan.

Common Share Purchase Rights. The Company has a shareholder rights plan which authorizes the issuance of one common share purchase right for each share of common stock. The rights expire in December 2000 and are not exercisable or transferable apart from the common stock until the occurrence of certain events. Such events include the acquisition of 20% or more of the Company's outstanding common stock or the commencement of a tender or exchange offer for 30% or more of the Company's outstanding common stock. If the rights become exercisable, each right entitles its holder to purchase one new share of common stock at an exercise price of $25.00, subject to certain antidilution adjustments. Additionally, if the rights become exercisable, a holder will be entitled, under certain circumstances, to purchase, for the exercise price, shares of common stock of the Company or in other cases, of the acquiring company, having a market value of twice the exercise price of the right. Under certain conditions, the Company may redeem the rights for a price of $.01 per right or exchange each right not held by the acquirer for one share of the Company's common stock.

Warrants. In connection with the exercise of a warrant to purchase common stock at $3.375 per share during March 1995, the Company issued 98,000 shares of common stock, net of 27,000 shares tendered upon exercise.

Note L  Business Segment Information

Industry Segment Information. Information relating to the Company's industry segments is as follows:

                                                  Year ended June 30,
                                                1995      1994      1993
                                            ________   _______   _______
                                                   (In thousands)
Net sales:
  Telecom Solutions                         $ 62,814   $59,215   $57,031
  Linfinity                                   40,294    39,170    30,882
                                            ________   _______   _______
                                            $103,108   $98,385   $87,913
                                            ========   =======   =======
Operating income:
  Telecom Solutions                         $  6,222   $ 3,588   $ 7,877
  Linfinity                                    4,646     4,743        63
                                            ________   _______   _______
                                            $ 10,868   $ 8,331   $ 7,940
                                            ========   =======   =======
Identifiable assets:
  Telecom Solutions                         $ 55,098   $43,223   $37,258
  Linfinity                                   30,228    25,831    21,696
                                            ________   _______   _______
                                            $ 85,326   $69,054   $58,954
                                            ========   =======   =======
Depreciation and amortization expense:
  Telecom Solutions                         $  2,841   $ 2,917   $ 1,965
  Linfinity                                    2,419     2,872     2,980
                                            ________   _______   _______
                                            $  5,260   $ 5,789   $ 4,945
                                            ========   =======   =======
Capital expenditures:
  Telecom Solutions                         $  2,102   $ 2,017   $ 2,475
  Linfinity                                    4,527     1,589     2,098
                                            ________   _______   _______
                                            $  6,629   $ 3,606   $ 4,573
                                            ========   =======   =======

Major Customers and Export Sales. One of Telecom Solutions' customers accounted for 11% of the Company's net sales in 1995. No customer accounted for 10% or more of net sales in 1994 or 1993. Export sales, primarily to the Far East (11% in 1995), Canada and Western Europe accounted for 24%, 19% and 13% of the Company's net sales in 1995, 1994 and 1993, respectively.


 INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
SymmetriCom, Inc.


    We have audited the accompanying consolidated balance sheets of SymmetriCom, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SymmetriCom, Inc. and subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.






San Jose, California
July 25, 1995





Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.


Results of Operations

    The Company conducts its business through two separate operations, Telecom Solutions, which designs, manufactures and markets telecommunications equipment, and Linfinity Microelectronics Inc.
(Linfinity), which designs, manufactures and markets linear and mixed signal integrated circuits.

    Net sales increased by $4.7 million (5%) to $103.1 million in fiscal 1995 and by $10.5 million (12%) to $98.4 million in fiscal 1994. The increase in fiscal 1995 sales was due to higher sales at both Telecom Solutions and Linfinity. The increase in fiscal 1994 sales was primarily due to higher unit volume at Linfinity and to the addition of sales from Navstar, which was acquired in August 1993.

    Telecom Solutions net sales increased by $3.6 million (6%) to $62.8 million in fiscal 1995 and by $2.2 million (4%) to $59.2 million in fiscal 1994. The increase in fiscal 1995 sales primarily resulted from sales of new Synchronization products which more than offset substantial declines in sales of Analog products and mature Synchronization products. Future Analog sales are not expected to be significant. The increase in fiscal 1994 sales principally resulted from sales added by Navstar and slightly higher Integrated Digital Services Terminal (IDST) and Analog sales, which more than offset a decline in Synchronization sales.

    Linfinity net sales increased by $1.1 million (3%) to $40.3 million in fiscal 1995 and by $8.3 million (27%) to $39.2 million in fiscal 1994. The increases were primarily due to higher unit volume which more than offset a shift in sales to lower priced products.

    The gross profit margin, as a percentage of net sales, was 46%, 42% and 40% in fiscal 1995, 1994 and 1993, respectively. In fiscal 1995, the higher gross profit margin percentage resulted primarily from increased manufacturing efficiencies at both operations and to a shift to higher margin products at Telecom Solutions. In fiscal 1994, the gross profit margin increase was principally attributable to increased unit volume and other manufacturing efficiencies at Linfinity which offset a shift to lower margin products and decreased manufacturing efficiencies at Telecom Solutions. Future gross profit margins will largely depend on product mix and manufacturing efficiencies.

    Research and development expense increased to $13.4 million (or 13% of sales) in fiscal 1995 from $11.5 million (or 12% of sales) and $8.4 million (or 10% of sales) in fiscal 1994 and 1993, respectively. The increases were primarily due to the Company's continued emphasis on new product development, with proportionately higher increases at Linfinity.

    Selling, general and administrative expense increased by 6% to $22.8 million (or 22% of sales) in fiscal 1995 from $21.4 million (or 22% of sales) in fiscal 1994 and by 15% in fiscal 1994 from $18.6 million (or 21% of sales) in fiscal 1993. The increase in fiscal 1995 was principally due to higher incentive compensation resulting from improved performance. The increase in fiscal 1994 was due to continued development of a Telecom Solutions international presence, establishment of a Linfinity marketing department and higher selling expenses associated with increased sales.

    Operating income of $10.9 million in fiscal 1995 increased by 30% from operating income in fiscal 1994 of $8.3 million which increased by 5% from operating income in fiscal 1993 of $7.9 million. The increase in fiscal 1995 was entirely due to higher Telecom Solutions operating income as Linfinity operating income declined slightly. The increase in fiscal 1994 was due to higher Linfinity operating income which more than offset the decrease in Telecom Solutions operating income. See Note L of Notes to Consolidated Financial Statements.

    Fiscal 1994 fourth quarter operating income declined to $1.4 million (or 6% of sales) from $2.1 million (or 9% of sales) in the third quarter of fiscal 1994 principally due to higher Telecom Solutions research and development expense, increased trade show activity and higher commission expense.

    Interest income increased by $.9 million to $1.3 million in fiscal 1995 from $.4 million in fiscal 1994 and 1993 essentially due to an increase in cash available for investment and higher interest rates. Interest expense was $.6 million in fiscal 1995, 1994 and 1993.

    The Company's effective tax rate was 11%, 19% and 22% in fiscal 1995, 1994 and 1993, respectively. The effective tax rate was lower than the combined federal and state tax rate essentially due to a reduction in the valuation allowance for deferred tax assets based on the Company's assessment of future realizability of such assets, to the benefit of lower income tax rates on income earned in Puerto Rico and to state and federal research and development tax credits. Certain provisions of the Omnibus Budget Reconciliation Act of 1993 may result in less favorable tax treatment for the Puerto Rico operation in subsequent years. In future years, the Company expects the effective tax rate to increase substantially over the tax rates in the prior three fiscal years, and to more closely approximate the combined federal and state tax rate reduced by any available tax credits and any benefit that may be derived from the Company's operation in Puerto Rico.

    As a result of the factors discussed above, net income in fiscal 1995 was $10.3 million, or $.66 per share, compared to net income of $6.6 million, or $.43 per share, in fiscal 1994 and net income of $6.0 million, or $.40 per share, in fiscal 1993.

    Effective July 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." There was no material impact on the Company's financial position or results of operations due to the adoption of this new standard.

    Management does not believe inflation has had a significant effect on operations.

    Future Company operating results will largely depend upon (i) the Company's ability to implement new technologies and develop new products, (ii) the Company's response to increased competition, (iii) changes in product mix and (iv) manufacturing efficiencies. Future Telecom Solutions operating results for a fiscal period will continue to be, as past results have been, highly dependent upon the receipt and shipment of customer orders during that fiscal period. Future Linfinity operating results will also be subject to the cyclical nature of the semiconductor industry.

    The Company's stock price has been and may continue to be subject to significant volatility. Many factors, including any shortfall in sales or earnings from levels expected by securities analysts and investors could have an immediate and significant adverse effect on the trading price of the Company's common stock.

Liquidity and Capital Resources

    Working capital increased by $12.2 million to $50.7 million at June 30, 1995, from $38.5 million at June 30, 1994, while the current ratio increased to 4.2 to 1.0 from 3.9 to 1.0. During the same period, cash and cash equivalents, and short-term investments increased to $33.2 million from $21.3 million primarily due to $16.9 million in cash provided by operating activities and $1.8 million in proceeds from the issuance of common stock, offset by $6.6 million used for capital expenditures. At June 30, 1995, the Company had $7.0 million of unused credit available under its bank line of credit.

    The Company believes that cash and cash equivalents, short-term investments, funds generated from operations and funds available under its bank line of credit will be sufficient to satisfy working capital and capital equipment requirements in fiscal 1996. At June 30, 1995, the Company had no material outstanding commitments to purchase capital equipment.




QUARTERLY RESULTS AND STOCK MARKET DATA (UNAUDITED)


                          First    Second     Third    Fourth     Total
                         Quarter   Quarter   Quarter   Quarter    Year
                         _______   _______   _______   _______  ________
                             (In thousands, except per share amounts)

Fiscal Year 1995:
  Net sales              $24,181   $25,590   $26,261   $27,076  $103,108
  Gross profit            10,821    11,380    12,463    12,397    47,061
  Operating income         2,371     2,419     2,924     3,154    10,868
  Earnings before
   income taxes            2,444     2,547     3,152     3,456    11,599
  Net earnings             1,999     2,412     2,786     3,149    10,346
  Net earnings per
   common and common
   equivalent share          .13       .15       .18       .20       .66

  Common stock
   price range (A):
    High                  12        13-5/8    17        21-3/4    21-3/4
    Low                    8        10-7/8    13-1/8    15-1/2     8

Fiscal Year 1994:
  Net sales              $24,034   $25,011   $24,368   $24,972   $98,385
  Gross profit            10,420    10,811     9,911    10,078    41,220
  Operating income         2,428     2,402     2,100     1,401     8,331
  Earnings before
   income taxes            2,380     2,307     2,032     1,406     8,125
  Net earnings             1,723     1,670     1,471     1,687     6,551
  Net earnings per
   common and common
   equivalent share          .11       .11       .10       .11       .43

  Common stock
   price range (A):
    High                  18-1/8    17        10-1/2     8-5/8    18-1/8
    Low                   13-1/2     7-7/8     7-1/2     6-5/8     6-5/8


(A) The Company's common stock trades on The Nasdaq Stock Market under the symbol SYMM. At June 30, 1995, there were approximately 1,544 shareholders of record. Common stock prices are closing prices as reported on the Nasdaq Stock Market System. The Company has not paid cash dividends during the last two fiscal years and has no present plans to do so.


FIVE YEAR SELECTED FINANCIAL DATA




                                        Year ended June 30,
                            1995      1994      1993      1992      1991
                        ________   _______   _______   _______   _______
                              (In thousands, except per share amounts)

Operating Results:
  Net sales:
    Telecom Solutions   $ 62,814   $59,215   $57,031   $42,094   $28,950
    Linfinity
    Microelectronics
    Inc.                  40,294    39,170    30,882    26,704    33,018
                        ________   _______   _______   _______   _______
      Total              103,108    98,385    87,913    68,798    61,968

  Operating income        10,868     8,331     7,940     3,136     2,574
  Earnings before
   income taxes           11,599     8,125     7,724     2,825     2,055
  Net earnings            10,346     6,551     6,001     2,194     1,801
  Net earnings per
   common and common
   equivalent share          .66       .43       .40       .16       .14

Balance Sheet:
  Cash and cash equivalents,
   and short-term
   investments            33,205    21,250    18,232    10,146     7,482
  Working capital         50,739    38,503    29,348    20,661    16,092
  Total assets            85,326    69,054    58,954    48,231    43,097
  Long-term debt           5,766     5,818     5,865     5,907     5,945
  Shareholders' equity    60,125    46,786    38,102    30,185    27,264





CORPORATE DIRECTORY

Directors                                 Telecom Solutions Officers

William D. Rasdal 1                            D. Ronald Duren
Chairman of the Board                     President and Chief Operating
and Chief Executive Officer               Officer
SymmetriCom, Inc.
                                          M.J. Narasimha, Ph.D.
                                          Vice President, Technology
Paul N. Risinger
Vice Chairman                             Dale Pelletier
SymmetriCom, Inc.                         Vice President, Operations

Howard Anderson 2,3
Managing Director                         Rick Stroupe
The Yankee Group                          Vice President, Sales

Roger A. Strauch 2,3                           Toney C. Warren
President, Chief Executive                Vice President, Strategic
Officer and Director                      Planning
TCSI Corporation
                                          Linfinity Microelectronics
                                          Inc. Officers

Robert M. Wolfe 1,2,3                          Brad P. Whitney
Telecommunications                        President and Chief Operating
Network Consultant                        Officer

1  Member, Executive Committee             Ralph Brandi
2  Member, Audit Committee                 Vice President, Sales
3  Member, Stock Option and
   Compensation Committee

                                                   Shufan Chan
Corporate Officers                         Vice President, Development
William D. Rasdal
Chairman of the Board                      Mark Granahan
and Chief Executive Officer                Vice President, Marketing

Paul N. Risinger                           Kelly Jones
Vice Chairman                              Vice President, Manufacturing

J. Scott Kamsler
Vice President, Finance,                   Corporate Counsel
Chief Financial Officer
and Secretary                              Wilson, Sonsini, Goodrich &
                                           Rosati
                                           Palo Alto, California


                                           Independent Auditors

                                           Deloitte & Touche LLP
                                           San Jose, California


                                           Transfer Agent & Registrar

                                           Chemical Mellon Shareholder
                                           Services
                                           San Francisco, California






Locations

SymmetriCom, Inc.
Corporate Headquarters
85 West Tasman Drive
San Jose, California 95134-1703
Telephone:  408-943-9403
Fax:  408-428-7896

Telecom Solutions
85 West Tasman Drive
San Jose, California 95134-1703
Telephone:  408-433-0910
Fax:  408-428-7897

NavSymm Positioning Systems
85 West Tasman Drive
San Jose, California 95134-1703
Telephone:  408-433-1905
Fax:  408-428-7972

Linfinity Microelectronics Inc.
11861 Western Avenue
Garden Grove, California 92641-2119
Telephone:  714-898-8121
Fax:  714-898-2781

Telecom Solutions Puerto Rico, Inc.
Industrial Park, Building 7
P.O. Box 1046
Aguada, Puerto Rico 00602-1046
Telephone:  809-868-3535
Fax:  809-868-4466

Telecom Solutions (Europe) Limited
2 The Billings
Walnut Tree Close
Guildford, Surrey, GU1 4UL
England
Telephone:  44-1483-451122
Fax:  44-1483-451133

Navstar Systems Ltd.
Mansard Close
Westgate
Northampton NN5 5DL
England
Telephone:  44-1604-585588
Fax:  44-1604-585599


Form 10-K
Shareholders may obtain a copy of
SymmetriCom's 1995 annual report on
Form 10-K as filed with the
Securities and Exchange Commission,
without charge, by writing to:
Investor Relations, SymmetriCom, Inc.,
85 West Tasman Drive, San Jose,
California 95134-1703